July 2, 2000



Mr. John Frohling
Frohling, Hudak & Pellegrino
425 Eagle Rock Avenue
Roseland, New Jersey  07068

Dear Mr. Frohling,

This letter will confirm our agreement with respect to your compensation for ongoing assistance to the Company in connection with its continuing efforts to locate a governmental entity within the US or Puerto Rico to co-develop and install a TCS-1 system.

The Company acknowledges that you have already initiated considerable efforts on this task without compensation and are willing to continue to do so through 2001.

The Company's Board of Directors has authorized me as President to award you 1,200,000 shares of common stock to be issued to you and registered pursuant to Form S-8. You shall act as an independent contractor in this regard and these services are separate and apart from any legal services you, your law firm or any member of Frohling, Hudak & Pellegrino LLC renders. You are authorized not to charge any of your time on this project, as part of your firm's legal fees and acknowledge that you have not done so in the past. You shall render two quarterly reports with the first six (6) months report due July 30, 2001.

We appreciate your assistance.


/s/ JOHN L. THRESHIE JR.
------------------------------
John L. Threshie Jr.
President / CEO

/jfr

c.c.  Michael Ash